UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Checkpoint Systems, Inc.
(Name of Issuer)

Common Stock, par value $0.10
(Title of Class of Securities)

162825103
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 10, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 162825103

1	NAME OF REPORTING PERSON MMI Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,055,800
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,055,800
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,055,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 162825103

1	NAME OF REPORTING PERSON MMI Plus, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,400
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,400
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 162825103

1	NAME OF REPORTING PERSON MCM Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,058,200
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,058,200
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,058,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 162825103

1	NAME OF REPORTING PERSON Clay B. Lifflander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -1
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -1
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%1
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 162825103

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.10 per share (the “Shares”), of Checkpoint Systems, Inc., a Pennsylvania corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is One Commerce Square, 2005 Market Street, Suite 2410, Philadelphia, Pennsylvania 19103.

Item 2.	Identity and Background.

(a)           This statement is being filed on behalf of (i) MMI Investments, L.P., a Delaware limited partnership (“MMI Investments”), (ii) MMI Plus, L.P., a Delaware limited partnership (“MMI Plus”), (iii) MCM Capital Management, LLC, a Delaware limited liability company that is the sole general partner of MMI Investments (“MCM”) and (iv) Clay B. Lifflander (“Mr. Lifflander”).  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Set forth on Schedule I, annexed to this statement and incorporated herein by reference, is the name, business address and present principal occupation or employment, and the name and address of any corporation or other organization in which such occupation or employment is conducted, of each voting member (each of whom is also an executive officer) of MCM as of the date hereof.

(b)           The principal business address of MMI Investments, MMI Plus, MCM and Mr. Lifflander is 1370 Avenue of the Americas, New York, New York 10019.

(c)           MMI Investments and MMI Plus are engaged primarily in the business of investing in publicly traded securities.  MCM is the sole general partner of MMI Investments and MMI Plus and its principal business is investing in publicly traded securities.  The principal occupation of Mr. Lifflander is serving as President of MCM.

(d)           No Reporting Person nor, to each Reporting Person’s knowledge, any individual listed on Schedule I, is required to disclose legal proceedings pursuant to Item 2(d) of Schedule 13D.

(e)           No Reporting Person nor, to each Reporting Person’s knowledge, any individual listed on Schedule I, is required to disclose legal proceedings pursuant to Item 2(e) of Schedule 13D.

(f)           To each Reporting Person’s knowledge, each of the individuals listed on Schedule I is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 2,055,800 Shares owned by MMI Investments is approximately $37,451,237; the source of funds is MMI Investments’ working capital. The aggregate purchase price of the 2,400 Shares owned by MMI Plus is approximately $46,952; the source of funds is MMI Plus’ working capital.

MMI Investments and MMI Plus effect purchases of securities primarily through margin accounts maintained for them with prime brokers, which may extend margin credit to them as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

CUSIP NO. 162825103

Item 4.	Purpose of Transaction.

MMI Investments and MMI Plus purchased the Shares as part of their investment activities based on their belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their respective positions in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On June 1, 2011, MMI Investments sent a letter (the “June 1 Letter”) to the Board of Directors of the Issuer (the “Board”) stating that it has grown increasingly frustrated with the Issuer’s poor valuation and share price performance and expressing its belief that the Issuer is trading at a valuation dramatically below its intrinsic worth and what it could command in a sale.  In the June 1 Letter, MMI Investments also expressed its belief that the obstacles to the Issuer’s fair valuation, including its awkward positioning as a small cap company and weakness in capital spending by its retail customer base, are likely insurmountable as long as the Issuer remains an independent public company, irrespective of the efforts of the Board and management.  MMI Investments therefore strongly urged the Board to retain an investment bank for the express purpose of exploring all strategic alternatives to maximize shareholder value, including a sale of the Issuer.  A copy of the June 1 Letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On August 10, 2011, MMI Investments sent a letter to the Board (the “August 10 Letter”) reiterating its belief that the Issuer is significantly undervalued and that the Board should immediately hire an investment banker to assist the Board in seriously and comprehensively reviewing all strategic alternatives to maximize value for shareholders, including a sale of the Issuer.  In the August 10 Letter, MMI Investments expressed its belief that the Issuer’s poor share price performance, capital allocation and operating results over the last decade are indicative of a Board that has been a very poor steward of shareholder capital over the short and long terms.  MMI Investments questioned whether the Board is taking the Issuer’s undervaluation or shareholders seriously enough given that the Board, on three separate occasions, dismissed MMI Investments’ highly constructive recommendations to the Board, all with the goal of improving the Issuer’s dismal stock price performance.  Specifically, the Issuer had previously dismissed MMI Investments’ (1) recommendation that the Issuer hire an investment banker to explore strategic alternatives, (2) attempt to connect the Issuer with those who are highly qualified and potentially interested in buying the Issuer, and (3) request that one MMI Investments representative be voluntarily appointed to the Board.  MMI Investments also questioned the source of the Board’s confidence in and its commitment to the Issuer’s current strategic plan in light of the Issuer’s poor performance in stock price, operations and strategic planning.  A copy of the August 10 Letter is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review their respective investments in the Issuer on a continuing basis and engage in discussions with management and the Board concerning the business, operations and future plans of the Issuer and ways to enhance stockholder value.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 162825103

Item 5.	Interest in Securities of the Issuer.

(a)-(b)     The aggregate percentage of Shares reported owned by each Reporting Person is based upon 40,098,852 Shares outstanding as of July 27, 2011, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2011.

As of the date hereof, MMI Investments directly owned 2,055,800 Shares, constituting approximately 5.1% of the Shares outstanding.  MMI Investments has the sole power to direct the vote and disposition of such Shares on the date of this statement.  As of the date hereof, MMI Plus directly owned 2,400 Shares, constituting less than 1% of the Shares outstanding.  MMI Plus has the sole power to direct the vote and disposition of such Shares on the date of this statement. MCM does not directly own any Shares. However, by virtue of being the general partner of MMI Investments and MMI Plus, MCM may be deemed to be the beneficial owner of the Shares owned by MMI Investments and MMI Plus and to have sole power over the voting and disposition of such Shares as a result of its having the sole power to make voting and disposition decisions on behalf of MMI Investments and MMI Plus with respect to such Shares.  MCM disclaims beneficial ownership of such Shares.  Mr. Lifflander does not directly own any Shares.  However, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, Mr. Lifflander may be deemed to beneficially own the Shares owned by MMI Investments and MMI Plus.  Mr. Lifflander disclaims beneficial ownership of such Shares.

Except as described above, as of the date hereof, to each Reporting Person’s knowledge, none of the persons listed on Schedule I owns any Shares or has any right to acquire, directly or indirectly, any beneficial ownership of Shares.

(c)           Except for the open market transactions in the Shares by MMI Investments and MMI Plus set forth in Schedule II attached hereto and incorporated herein by reference, there have been no transactions with respect to the Shares during the past 60 days by MMI Investments, MMI Plus, MCM or Mr. Lifflander, or, to each Reporting Person’s knowledge, any of the persons listed on Schedule I.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On August 10, 2011, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

CUSIP NO. 162825103

Item 7.	Material to be Filed as Exhibits.

99.1	Letter to the Board of Directors of Checkpoint Systems, Inc. from MMI Investments, L.P., dated June 1, 2011.

99.2	Letter to the Board of Directors of Checkpoint Systems, Inc. from MMI Investments, L.P., dated August 10, 2011.

99.3	Joint Filing Agreement by and among MMI Investments, L.P., MMI Plus, L.P., MCM Capital Management, LLC and Clay B. Lifflander, dated August 10, 2011.

CUSIP NO. 162825103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 10, 2011

MMI INVESTMENTS, L.P.

By:	MCM Capital Management, LLC General Partner

By:	/s/ Jerome J. Lande
Jerome J. Lande
Executive Vice President

MMI PLUS, L.P.

By:	MCM Capital Management, LLC General Partner

By:	/s/ Jerome J. Lande
Jerome J. Lande
Executive Vice President

MCM CAPITAL MANAGEMENT, LLC

By:	/s/ Jerome J. Lande
Jerome J. Lande
Executive Vice President

/s/ Clay B. Lifflander
Clay B. Lifflander

CUSIP NO. 162825103

SCHEDULE I

MCM Capital Management, LLC (“MCM”)
Voting Members and Executive Officers

Name and Business Address	Position and Principal Occupation

John S. Dyson 1370 Avenue of the Americas New York, New York 10019	Voting Member and Chairman of MCM; Voting Member and Chairman of Millcap Advisors, LLC (“Millcap”), a Delaware limited liability company 1370 Avenue of the Americas, New York, New York 10019

Clay B. Lifflander 1370 Avenue of the Americas New York, New York 10019	Voting Member and President of MCM; Voting Member and President of Millcap

CUSIP NO. 162825103

SCHEDULE II

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase
MMI Investments, L.P.
06/13/11	16.47	10,000
08/10/11	14.47	95,000